September 25, 2019

VIA EDGAR

Megan Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

         Re:       Eaton Vance Floating-Rate Income Trust (the “Fund” or the “Registrant”)

                  Registration Statement on Form N-2 (333-231534; 811-21574)

Ms. Miller:

This letter responds to a comment provided telephonically to the undersigned on September 25, 2019 regarding the registration statement of the Fund filed on September 19, 2019 (the “Filing”) (Accession No. 0000940394-19-001277). The comment and the Fund’s response is set forth below.

  Comment: Please provide the revised “Other expenses” ratio as shown in the “Annual Expenses” under the “Summary of Trust Expenses” in the Fund’s Prospectus.

1.	Response: “Other expenses” as shown in the “Annual Expenses” under the “Summary of Trust Expenses” in the Fund’s Prospectus will be corrected in the Fund’s anticipated filing pursuant to Rule 497 on September 26, 2019, as noted below:

Annual expenses	Percentage of net assets attributable to Common Shares(4)
Investment advisory fee	1.15%(5)
Interest and fee expense(7)	2.00%(6)
Other expenses	0.13%
Acquired Fund Fees and Expenses	0.04%
Total annual Trust operating expenses	3.32%

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Sincerely,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President